PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
TO PROSPECTUS DATED APRIL 10, 2003, as amended on May 9, 2003	Registration Statement No.333-103739

República Oriental del Uruguay acting through Banco Central del Uruguay as its Financial Agent

US$83,622,325 7.875% Bonds due 2008, US$1,448,051 Floating Rate Notes due 2009, US$5,399,146 Floating Rate Notes due 2010, US$60,752,000 8.375% Bonds due 2011, €92,237,000 7.00% Notes due 2012, US$63,330,000 7.00% Bonds due 2013, US$20,024,800 7.875% Bonds due 2014, US$31,227,200 7.25% Bonds due 2014, US$46,719,260 8.75% Bonds due 2015, CLP1,470,000,000 6.375% (UF) Notes due 2016, US$41,076,300 7.625% Bonds due 2017, €115,793,000 7.00% Notes due 2019, US$445,515,887 7.25% Bonds due 2011, US$1,004,949,053 7.50% Bonds due 2015 and US$1,048,782,894 7.875% PIK Bonds due 2033.

The Bonds are being issued pursuant to the trust indenture described in the accompanying prospectus, which contains collective action clauses with provisions regarding future modifications to the terms of debt securities issued under that indenture that differ from those applicable to the Old Bonds. Under those provisions, which are described beginning on page 75 of the prospectus and page S-16 of this prospectus supplement, modifications affecting the reserve matters listed in the indenture, including modifications to payment and other important terms, may be made to a single series of debt securities issued under the indenture with the consent of the holders of 75% of the aggregate principal amount outstanding of that series, and to multiple series of debt securities issued under the indenture with the consent of the holders of 85% of the aggregate principal amount outstanding of all series that would be affected and 66-2/3% in aggregate principal amount outstanding of each affected series.

The Bonds are being issued pursuant to the recently concluded offer by the Republic to exchange (the “Offer”) its U.S. dollar-denominated 7.875% Bonds due 2003, Euro-denominated 7.00% Notes due 2005, U.S. dollar-denominated New Money Notes due 2006, U.S. dollar-denominated 8.375% Bonds due 2006, U.S. dollar-denominated Debt Conversion Notes due 2007, GBP sterling-denominated Debt Conversion Notes due 2007, U.S. dollar-denominated Convertible Floating Rate Notes due 2007, Chilean peso-denominated 7.00% (UF) Notes due 2007, U.S. dollar-denominated 7.00% Bonds due 2008, U.S. dollar-denominated 7.875% Bonds due 2009, U.S. dollar-denominated 7.25% Bonds due 2009, U.S. dollar-denominated 8.75% Bonds due 2010, Chilean peso-denominated 6.375% (UF) Notes due 2011, Euro-denominated 7.00% Notes due 2011, U.S. dollar-denominated 7.625% Bonds due 2012, U.S. dollar-denominated Collateralized Fixed Rate Notes Series A due 2021, U.S. dollar-denominated Collateralized Fixed Rate Notes Series B due 2021 and U.S. dollar-denominated 7.875% Bonds due 2027 (each, an “Old Bond”, and collectively, the “Old Bonds”) for the Bonds on the terms and subject to the conditions set forth in the Prospectus dated April 10, 2003 and the Prospectus Supplement dated April 10, 2003, as supplemented on April 15, 2003, April 25, 2003, May 9, 2003 and May 19, 2003 and the related electronic letter of transmittal (collectively, the “Offer Material”).

Investing in the Bonds involves risks. See, especially, “Investment Considerations” on page S-4 of this prospectus supplement.

Application has been made to list the Bonds on the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

The dealer manager for the Offer is:
 Citigroup

May 29, 2003

INTRODUCTION
CERTAIN LEGAL RESTRICTIONS
SUMMARY
INVESTMENT CONSIDERATIONS
THE OFFER
DESCRIPTION OF THE BONDS
CLEARANCE AND SETTLEMENT
TAXATION
PLAN OF DISTRIBUTION
JURISDICTIONAL RESTRICTIONS
FORWARD-LOOKING STATEMENTS
VALIDITY OF THE BONDS
GENERAL INFORMATION

INTRODUCTION

     When you make your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. The Republic of Uruguay (“Uruguay”) has not authorized anyone to provide you with information that is different. This document may only be used where it is legal to offer and sell these securities. The information in this prospectus supplement and the prospectus may only be accurate as of the date of this prospectus supplement or the prospectus, as applicable.

     Uruguay is furnishing the Offer Materials to you solely for use in the context of Uruguay’s Offer. After having made all reasonable inquiries, Uruguay confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading as of the date of this prospectus supplement or the accompanying prospectus, as applicable;

•	it holds the opinions and intentions expressed in this prospectus supplement and the accompanying prospectus;

•	to the best of its knowledge and belief, it has not omitted other facts, the omission of which would make this prospectus supplement or the accompanying prospectus as a whole misleading as of the date of this prospectus supplement or the accompanying prospectus, as applicable; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

     The Bonds that Uruguay issues in the United States are being offered under Uruguay’s registration statement (file no. 333-103739) (the “Registration Statement”) initially filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 (the “Act”) on March 11, 2003. The accompanying prospectus is part of that registration statement, which became effective on April 10, 2003. The accompanying prospectus provides you with a general description of the debt securities that Uruguay may offer. This prospectus supplement contains specific information about the terms of the Bonds and may add or change information provided in the accompanying prospectus. Consequently, you should read this prospectus supplement and the related letter of transmittal together with the accompanying prospectus, as each contain information regarding Uruguay, the Bonds and other matters.

     None of Uruguay, Citigroup, as the dealer manager, the exchange agent, or the Luxembourg exchange agent has expressed any opinion as to whether the terms of the Offer are fair. None of Uruguay, the dealer manager, the exchange agent or the Luxembourg exchange agent makes any recommendation that you tender your Old Bonds for exchange or refrain from doing so pursuant to the Offer, and no one has been authorized by Uruguay, the dealer manager, the exchange agent or the Luxembourg exchange agent to make any such recommendation.

CERTAIN LEGAL RESTRICTIONS

     The distribution of this prospectus supplement and the related prospectus and the transactions contemplated by the Offer may be restricted by law in certain jurisdictions. If this prospectus supplement and the related prospectus come into your possession, you are required by Uruguay to inform yourself of and to observe all of these restrictions. This prospectus supplement and the related prospectus do not constitute, and may not be used in connection with, an offer or solicitation in any place where such offers or solicitations are not permitted by law. If a jurisdiction requires that the Offer be made by a licensed broker or dealer and the dealer manager or any affiliate of the dealer manager is a licensed broker or dealer in that jurisdiction, the Offer shall be deemed to be made by such dealer manager or such affiliate on behalf of Uruguay in that jurisdiction. For more information, see “Jurisdictional Restrictions” in this prospectus supplement.

i

SUMMARY

The Bonds

Common Terms

     The information below presents a summary of certain terms common to all Bonds, and should be read in conjunction with the more detailed description of the Bonds appearing in the prospectus and elsewhere in this prospectus supplement.

Issuer	The Republic of Uruguay.

Indenture	The Bonds are being issued under a trust indenture.

Withholding Tax and Additional Amounts	Uruguay will make payments of principal and interest in respect of the Bonds without withholding or deducting for or on account of any present or future Uruguayan taxes, duties, assessments or governmental charges of whatever nature except as set forth in “Description of the Bonds—Additional Amounts.”

Further Issues	Uruguay may, from time to time, create and issue further bonds having the same terms as and ranking equally with any series of the Bonds in all respects and such further bonds will be consolidated and form a single series with the appropriate series of the Bonds.

Governing Law and Jurisdiction	New York.

Form and Settlement	Uruguay will issue the Bonds in the form of one or more fully registered global securities, without interest coupons attached, registered in the name of either a nominee for DTC or a common depositary for Euroclear and Clearstream, as the case may be, and will deposit the global securities on or before the Closing Date with a custodian for DTC or a common depositary for Euroclear and Clearstream. See “Description of the Bonds—Registration and Book-Entry System.”

You may hold a beneficial interest in the global securities through DTC, Euroclear or Clearstream, as applicable, directly as a participant in one of those systems or indirectly through financial institutions that are participants in any of those systems. As an owner of a beneficial interest in the global securities, you will generally not be entitled to have your Bonds registered in your name, will not be entitled to receive certificates in your name evidencing the Bonds and will not be considered the holder of any Bonds under the indenture for the Bonds.

Denominations	Uruguay will issue the Bonds only in denominations of US$1, €1, £1 or CLP$500,000 as the case may be, and integral multiples thereof.

Listing	Application has been made to list the Bonds on the Luxembourg Stock Exchange.

Taxation	For a discussion of the Uruguayan and United States tax consequences associated with the Bonds, see “Taxation—Uruguay Taxation” and “—United States Federal Income and Estate Taxation” in this prospectus supplement. Investors should consult their own tax advisors in determining the foreign, United States federal, state, local and any other tax consequences to them of the ownership and disposition of the Bonds.

Trustee	The Bank of New York

Financial Terms

          The table set forth below presents a summary description of certain financial terms of the Bonds, and should be read in conjunction with the more detailed description of the Bonds appearing elsewhere in this prospectus supplement.

Bonds	Interest Rate	Maturity

7.875% Bonds due 2008 (USD)	7.875%	November 18, 2008
Floating Rate Notes due 2009 (USD)	LIBOR + 1%	July 2, 2009 (1)

Floating Rate Notes due 2010 (USD)	LIBOR + 0.875%	January 2, 2010 (1)

7.25% Bonds due 2011 (USD)	7.25%	February 15, 2011 (4)

8.375% Bonds due 2011 (USD)	8.375%	September 26, 2011

7.00% Notes due 2012 (EUR)	7.00%	September 26, 2012 (2)

7.00% Bonds due 2013 (USD)	7.00%	April 1, 2013

7.875% Bonds due 2014 (USD)	7.875%	March 25, 2014

7.25% Bonds due 2014 (USD)	7.25%	May 4, 2014

7.50% Bonds due 2015 (USD)	7.50%	March 15, 2015 (4)

8.75% Bonds due 2015 (USD)	8.75%	June 22, 2015

6.375% (UF) Notes due 2016 (CLP)	6.375%	March 15, 2016

7.625% Bonds due 2017 (USD)	7.625%	January 20, 2017

7.00% Notes due 2019 (EUR)	7.00%	June 28, 2019

7.875% PIK Bonds due 2033 (USD)	7.875% (3)	January 15, 2033 (4)

(1)	Callable at par, in whole or in part, on any interest payment date.

(2)	A portion of the principal is repaid prior to maturity.

(3)	A portion of the interest is paid in the form of additional bonds through and including July 15, 2007.

(4)	Subject to a debt management provision limiting the principal amount of these Bonds that may remain outstanding after certain dates.

INVESTMENT CONSIDERATIONS

     An investment in the Bonds involves a significant degree of risk. Investors are urged to read carefully the entirety of the prospectus together with this prospectus supplement and to note, in particular, the following considerations.

Investment Considerations Relating to the Bonds

     Certain Exit Amendments Will Not Become Effective With Respect to One Series of Old Bonds.

     The exit amendment affecting Uruguay’s waiver of sovereign immunity to exclude from such waiver amounts paid by the Republic or Banco Central under Public External Indebtedness (whether of principal, interest, redemption or otherwise) issued, or amended as to payment terms, on or after April 10, 2003 has not become effective with respect to the U.S. dollar-denominated New Money Notes due 2006, of which approximately U.S.$55.5 million original principal amount remain outstanding after the Offer. Accordingly, holders of U.S. dollar-denominated New Money Notes due 2006 not tendered in the Offer retain all of their existing remedies in the event of a subsequent legal action to enforce those bonds. The other exit amendments did not become effective for the U.S. dollar denominated New Money Notes due 2006 either.

     Enforcement of Civil Liabilities; Waiver of Sovereign Immunity.

     Uruguay is a foreign sovereign state. Consequently, it may be difficult for you or the trustee to obtain or enforce judgments of courts in the United States or elsewhere against Uruguay. See “Description of the Securities—Jurisdiction, Consent to Service, Enforcement of Judgment and Immunities from Attachment,” in the accompanying prospectus.

     Market for the Bonds

     Each series of Bonds is a new issue of securities with no established trading market. Uruguay has been advised by the dealer manager that it may make a market in the Bonds but it is not obligated to do so and may discontinue market making at any time without notice. Uruguay has applied to list each series of the Bonds on the Luxembourg Stock Exchange. No assurance can be given as to the liquidity of the trading market for any series of the Bonds. The price at which each series of the Bonds will trade in the secondary market is uncertain.

Investment Considerations Relating to Uruguay

     This section should be read in conjunction with the more detailed information found in the prospectus.

     Economic Crisis

     In 2002, Uruguay’s economy experienced its most significant setback since 1982, with real GDP contracting by approximately 10.8%.

     Impact of Argentina’s Economic Crisis

     Overall Impact on Economy. Uruguay’s economy has been and is likely to continue to be adversely affected by Argentina’s prolonged recession. Uruguay cannot predict the full implications of Argentina’s economic crisis and the devaluation of the Argentine currency for Uruguay’s foreign trade and economic condition generally.

     Impact on Domestic Banking System. In 2002, Uruguay’s banking system confronted its worst crisis since the 1982-83 crisis. The liquidity assistance provided by the authorities to domestic banks to help stem the run on deposits failed to restore confidence. Between January 1, 2002 and February 28, 2003, depositors withdrew approximately US$6,833 million from the Uruguayan banking system (out of US$14,246 million existing as of December 31, 2001). Banks responded to depositors’ demands by withdrawing approximately US$1.1 billion in reserves and voluntary deposits held with Banco Central and reducing to practically none the availability of credit. The financial system received assistance of approximately US$2.0 billion from the Uruguayan authorities, including US$539 million from Banco Central, US$524 million from the central government (acting through one of its agencies) and US$986 million from the banking stability fund. The crisis suffered by Uruguay’s banking system during 2002 resulted in the mandatory rescheduling of US dollar-denominated time deposits held with Banco de la República and Banco Hipotecario, and the liquidation of four banks at the end of 2002 and the beginning of 2003.

     Risk of “Contagion.” In addition to the direct effects of the Argentine crisis on the Uruguayan economy described below, uncertainty has increased as to the medium-term implications for the region of Argentina’s December 2001 default on most of its external debt obligations. Also, there is uncertainty as to Argentina’s ability to restructure its foreign debt in an orderly and timely manner. An increasingly volatile international environment and the unresolved financial crisis in Argentina have aggravated the possible threat of “contagion “ (a situation in which an entire region or class of investment is disfavored by international investors without regard to the circumstances in individual countries). If this occurs, it may limit Uruguay’s financing ability in future and could affect Uruguay’s prospects for renewed economic growth.

     Risks of Further Devaluation of Peso

     On June 19, 2002, Banco Central allowed the peso to float, abandoning the “crawling peg” system. Since then, the peso has depreciated significantly, losing 94% of its value as of December 2002 in comparison to December 2001. The devaluation of the peso has in turn caused a deterioration in the quality of the foreign currency-denominated loan portfolio of several financial institutions and caused Uruguay’s foreign currency-denominated debt to GDP ratio to rise to 91.9% as of December 31, 2002, while the foreign currency-denominated debt service to exports ratio for 2002 was 33.6%. An additional real depreciation of the peso could harm Uruguay’s domestic banking system and other domestic firms with substantial foreign currency-denominated debt. This could also increase Uruguay’s already high foreign-currency denominated debt to GDP ratio.

     IMF Program

     Argentina’s crisis and its impact on Uruguay’s economy in 2002 forced the government to adopt measures designed to prevent a further deterioration of its fiscal accounts and ensure the financial support of the International Monetary Fund, the World Bank and the Inter-American Development Bank. Uruguay also received approximately US$2.6 billion from multilateral lenders during 2002 and repaid US$248 million to multilateral lenders. During the first quarter of 2003, Uruguay received approximately US$300 million from the IMF. Further disbursements under Uruguay’s IMF program will require it to meet certain performance criteria. If Uruguay does not meet the performance criteria set out in the IMF standby program (and such criteria are not amended or waived by the IMF), the government may not be able to obtain further disbursements from the IMF under the IMF Program. This may also interfere with the government’s ability to obtain financing from other multilateral financial institutions. The loss of official sector financing could adversely affect Uruguay’s fiscal viability, including its ability to service the Bonds.

     Political Situation

     The Batlle Administration’s Partido Colorado does not control a majority of either house of Congress. The principal opposition party has questioned certain of the more recent austerity measures introduced by the government and has maintained substantial levels of public support. Political uncertainty may increase as the 2004 presidential elections approach. Although Congress has approved Uruguay’s budget through 2005, changes in the political environment could increase the pressure to scale back the proportion of the government’s budget that is devoted to debt service or have other adverse effects on Uruguay’s ability to meet its debt obligations beyond 2005.

     On the Closing Date:

•	you, as the identified account holder, or DTC, Euroclear or Clearstream, on your behalf, as the case may be, must deliver to Uruguay good and marketable title to your Old Bonds, free and clear of all liens, charges, claims, encumbrances, interests, rights of third parties and restrictions of any kind, and

•	in return you will receive, solely by credit to the DTC, Euroclear or Clearstream account in which your Old Bonds being exchanged were held, the Bonds or any cash which you are entitled to receive pursuant to the Offer.

     The determination by Uruguay of the exchange ratios and any other calculation or quotation made with respect to the Offer shall be conclusive and binding on you, absent manifest error.

THE OFFER

Terms and Purpose

     On April 10, 2003, the republic launched its Offer inviting owners of Old Bonds to tender, on the terms and subject to the conditions set forth in the Offer Material, their Old Bonds in exchange for newly issued Bonds. The invitation expired at 3:00PM, New York City time on May 22, 2003.

     The invitation to tender Old Bonds was made concurrently with (i) a similar invitation to holders of foreign currency denominated bonds of the Republic having an initial maturity of more than 12 months and governed by Uruguayan law (the “Domestic Offer”); and (ii) the calling of a meeting of holders of the Republic’s ¥30,000,000,000 2.20% Bonds due 2006 (the “Samurai Bonds”) in order to consider amendments to the terms and conditions of the Samurai Bonds (the “ Samurai Solicitation”, and together with the Domestic Offer, the “Concurrent Offers”).

     The Offer and the Concurrent Offers were designed to adjust Uruguay’s debt profile and make it sustainable.

Results of the Offer and the Concurrent Offer

     The Offer expired on May 22, 2003 and the Republic announced the results of the Offer on the electronic website used for the purpose of conducting the Offer and, subject to applicable law, by means of the news media.

     For your convenience, we have set forth below certain information relating to the results of the Offer and the Concurrent Offers.

Overall Results of the Offer and the Concurrent Offers

		Participation of bonds maturing prior to
Overall participation		December 31, 2008

Domestic Offer	98.7%	Domestic Offer	98%
International Offer	89.2%	International Offer	83%
Samurai Solicitation	100%*	Samurai Solicitation	100%*
Total	92.6%	Total	93.5%

* Having been approved by the required percentage of Samurai bondholders at the bondholders’ meeting held in Tokyo on May 15, 2003, the amendments proposed are effective on 100% of the Samurai bonds.

Bond-by-Bond Results of the International Offer

					Percentage
					consenting
					to exit	Aggregate
	Aggregate principal amount currently	Principal amount		Participation	amendments	principal amount
Old Bonds	outstanding	tendered		rate	(1) (2)	not tendered

7.875% Bonds Due 2003 (USD)	US$191,459,000	180,783,000		94%	93%	10,676,000
7.00% Bonds due 2005 (EUR)	€223,330,000	165,771,000		74%	74%	57,559,000
New Money Notes due 2006 (USD)	US$74,487,000 (4)	18,979,000	(4)	25%	25%	55,508,000	(4)
8.375% Bonds Due 2006 (USD)	US$97,460,000	95,107,000		98%	97%	2,353,000
Debt Conversion Notes due 2007 (USD)	US$130,588,000 (4)	103,538,000	(4)	79%	66%	27,050,000	(4)
Debt Conversion Notes due 2007 (GBP)	£56,663,500 (4)	37,413,500	(4)	66%	66%	19,250,000	(4)
Convertible Floating Rate Notes due 2007 (USD)	US$150,000,000	150,000,000		100%	100%	–
7.00% (UF) Notes due 2007 (CLP)	CLP$82,000,000,000	82,000,000,000		100%	100%	–
7.00% Bonds Due 2008 (USD)	US$239,650,000	228,677,000		95%	94%	10,973,000
7.875% Bonds Due 2009 (USD)	US$248,300,000	245,926,000		99%	99%	2,374,000
7.25% Bonds Due 2009 (USD)	US$241,449,000	225,305,000		93%	91%	16,144,000
8.75% Bonds Due 2010 (USD)	US$273,815,000	264,592,000		97%	95%	9,223,000
6.375% (UF) Notes due 2011 (CLP)	CLP$88,200,000,000	88,200,000,000		100%	100%	–
7.00% Bonds due 2011 (EUR)	€200,000,000	143,156,000		72%	69%	56,844,000
7.625% Bonds Due 2012 (USD)	US$410,000,000	404,175,000		99%	98%	5,825,000
Collateralized Fixed Rate Notes Series A due 2021 (USD)	US$250,161,000	138,089,000		55%	53%	112,072,000
Collateralized Fixed Rate Notes Series B due 2021 (USD)	US$30,536,000	22,836,000		75%	73%	7,700,000
7.875% Bonds Due 2027 (USD)	US$510,000,000	476,855,000		94%	90%	33,145,000
Total principal amount currently outstanding (US$ equivalent) (3)	US$3,515,046,466	3,126,624,641		89%	–	388,421,826

(1)	After subtracting bonds owned or controlled by Uruguay that cannot be voted.

(2)	Percentage needed to approve amendments is 50%.

(3)	In determining these totals, all amounts specified for each issue were converted, as necessary, to the US$ equivalent of the unpaid principal balance as provided in the prospectus supplement dated April 10, 2003, using the rates and factors specified therein.

(4)	Reflects original principal amount of bonds before taking into account amortization payments to date.

Settlement

     The settlement date for the Offer is May 29, 2003.

     On the settlement date:

•	If the Republic has accepted your tender, you, as the identified account holder, or DTC, Euroclear or Clearstream, Luxembourg, on your behalf, as the case may be, may deliver to the Republic good and marketable title to your Old Bonds, free and clear of all liens, charges, claims, encumbrances, interests, rights of third parties and restrictions of any kind.

•	In return you will receive, as applicable:

•	Solely by credit to the DTC, Euroclear or Clearstream, Luxembourg account in which your Old Bonds being exchanged were held, the Bonds to which you are entitled; and

•	Solely by same-day credit to the DTC, Eurocleat or Clearstream, Luxembourg account in which your Old Bonds being exchanged were held, the cash to which you are entitled pursuant to the terms of the Offer.

     The determination by the Republic of the exchange ratios and any other calculation or quotation made with respect to the Offer shall be conclusive and binding on you, absent manifest error.

     The Republic and the Exchange Agent are completing the reconciliation of Old Bonds tendered prior to the settlement date. The reconciliation process will result in the issuance of additional Bonds with value date May 29, 2003. The Republic will issue a press release upon the completion of the reconciliation. In addition, we refer you to the dealer manager’s option described under “Plan of Distribution”, which may result in the issuance of additional 7.50% Bonds due 2015 (USD).

Certain Other Matters

     The Republic reserves the right following completion of the Offer to offer to exchange or buy Old Bonds or sell new securities (including additional Bonds), or to issue a new invitation to submit offers to exchange or sell Old Bonds or purchase new securities, in each case on terms that may be the same more or less favorable than those contemplated by the Offer. The making of any such new offers and the issuance of any new invitation will depend on various factors, including interest rates prevailing at such time and the principal amount of Old Bonds retired pursuant to the Offer.

DESCRIPTION OF THE BONDS

     Uruguay is issuing the Bonds under a trust indenture among Uruguay, Banco Central, as financial agent to Uruguay, and The Bank of New York, as trustee. The information contained in this section and in the prospectus summarizes some of the terms of the Bonds and the indenture. You should read the information set forth below together with the section “Description of the Securities” in the Prospectus, which summarizes the general terms of the Bonds and the indenture. You should read the indenture and the forms of Bonds before making your investment decision. Uruguay will file the indenture and the forms of Bonds with the SEC and will also file copies of these documents at the offices of the trustee.

     The accompanying prospectus sets forth the general terms of the Bonds. This prospectus supplement describes the terms of the Bonds in greater detail than the accompanying prospectus and may provide information that differs from the prospectus. If the information in this prospectus supplement differs from the prospectus, you should rely on the information in this prospectus supplement.

General Terms Common to All Bonds

     The Bonds will:

•	be represented by one or more global securities in fully registered form only, without coupons, as more fully described under “Registration and Book-Entry System” below;

•	be available in certificated form only under certain limited circumstances;

•	be direct, general, unconditional and unsecured obligations of Uruguay; and

•	rank equal in right of payment with all of Uruguay’s payment obligations relating to unsecured and unsubordinated external indebtedness.

Specific Terms of the Bonds

     7.875% Bonds due 2008 (USD) will:

•	have an initial principal amount of US$83,622,325.

•	mature on November 18, 2008;

•	accrue interest on the outstanding principal amount from and including May 29, 2003 at the rate of 7.875% per annum, interest for any period less than a year being calculated on the basis of a 360-day year of twelve 30-day months;

•	pay interest in U.S. dollars in arrears on May 18 and November 18 of each year, commencing on November 18, 2003; and

•	pay principal in U.S. dollars in full at maturity.

     Floating Rate Notes due 2009 (USD) will:

•	have an initial principal amount of US$1,448,051;

•	mature on July 2, 2009;

•	accrue interest on the outstanding principal amount from and including May 29, 2003 at a rate that is reset semi-annually to 1% per annum above six-month LIBOR, except that interest for the first interest payment will accrue at a rate of 2.4375%, interest for any period being calculated on the basis of the actual number of days in the period divided by 360;

•	pay interest in U.S. dollars in arrears on January 2 and July 2 of each year, commencing on July 2, 2003;

•	pay principal in U.S. dollars in full at maturity; and

•	permit, at the option of the issuer, their redemption on any interest payment date, in whole or in part, upon no less than 30 days’ and no more than 60 days’ notice, at a redemption price equal to the principal amount of the notes together with the amount of interest accrued and unpaid as of the date of redemption. In the event of such a redemption, the Bonds will be redeemed ratably among all Holders of Bonds in accordance with their total holdings of Bonds.

     Floating Rate Notes due 2010 (USD) will:

•	have an initial principal amount of US$5,399,146;

•	mature on January 2, 2010;

•	accrue interest on the outstanding principal amount from and including May 29, 2003 at a rate that is reset semi-annually to 0.875% per annum above six-month LIBOR, except that interest for the first interest payment will accrue at a rate of 2.3125%, interest for any period being calculated on the basis of the actual number of days in the period divided by 360;

•	pay interest in arrears in U.S. dollars on January 2 and July 2 of each year, commencing on July 2, 2003;

•	pay principal in U.S. dollars in full at maturity; and

•	permit, at the option of the issuer, their redemption on any interest payment date, in whole or in part, upon no less than 30 days’ and no more than 60 days’ notice, at a redemption price equal to the principal amount of the notes together with the amount of interest accrued and unpaid as of the date of redemption. In the event of such a redemption, the Bonds will be redeemed ratably among all Holders of Bonds in accordance with their total holdings of Bonds.

     8.375% Bonds due 2011 (USD) will:

•	have an initial principal amount of US$60,752,000;

•	mature on September 26, 2011;

•	accrue interest on the outstanding principal amount from and including May 29, 2003 at the rate of 8.375% per annum, interest for any period less than a year being calculated on the basis of a 360-day year of twelve 30-day months;

•	pay interest in U.S. dollars in arrears on March 26 and September 26 of each year, commencing on September 26, 2003; and

•	pay principal in U.S. dollars in full at maturity.

     7.00% Notes due 2012 (EUR) will:

•	have an initial principal amount of €92,237,000;

•	mature on September 26, 2012;

•	accrue interest on the outstanding principal amount from and including May 29, 2003 at the rate of 7.00% per annum, interest for any period less than a year being calculated on the basis of a 365 (or 366)-day year;

•	pay interest in euros in arrears on September 26 of each year, commencing on September 26, 2003; and

•	pay principal in euros commencing on September 26, 2007 according to the following percentages of the original principal amount of the notes:

September 26, 2007	10%
September 26, 2008	10%
September 26, 2009	20%
September 26, 2010	20%
September 26, 2011	20%
September 26, 2012	20%

     7.00% Bonds due 2013 (USD) will:

•	have an initial principal amount of US$63,330,000;

•	mature on April 1, 2013;

•	accrue interest on the outstanding principal amount from and including May 29, 2003 at the rate of 7.00% per annum, interest for any period less than a year being calculated on the basis of a 360-day year of twelve 30-day months;

•	pay interest in U.S. dollars in arrears on April 1 and October 1 of each year, commencing on October 1, 2003; and

•	pay principal in U.S. dollars in full at maturity.

     7.875% Bonds due 2014 (USD) will:

•	have an initial principal amount of US$20,024,800;

•	mature on March 25, 2014;

•	accrue interest on the outstanding principal amount from and including May 29, 2003 at the rate of 7.875% per annum, interest for any period less than a year being calculated on the basis of a 360-day year of twelve 30-day months;

•	pay interest in U.S. dollars in arrears on March 25 and September 25 of each year, commencing on September 25, 2003; and

•	pay principal in U.S. dollars in full at maturity.

     7.25% Bonds due 2014 (USD) will:

•	have an initial principal amount of 31,227,200;

•	mature on May 4, 2014;

•	accrue interest on the outstanding principal amount from and including May 29, 2003 at the rate of 7.25% per annum, interest for any period less than a year being calculated on the basis of a 360-day year of twelve 30-day months;

•	pay interest in U.S. dollars in arrears on May 4 and November 4 of each year, commencing on November 4, 2003; and

•	pay principal in U.S. dollars in full at maturity.

     8.75% Bonds due 2015 (USD) will:

•	have an initial principal amount of US$46,719,260;

•	mature on June 22, 2015;

•	accrue interest on the outstanding principal amount from and including May 29, 2003 at the rate of 8.75% per annum, interest for any period less than a year being calculated on the basis of a 360-day year of twelve 30-day months;

•	pay interest in U.S. dollars in arrears on June 22 and December 22 of each year, commencing on December 22, 2003; and

•	pay principal in U.S. dollars in full at maturity.

     6.375% (UF) Notes due 2016 (CLP) will:

•	have an initial principal amount of CLP1,470,000,000;

•	mature on March 15, 2016;

•	accrue interest on the outstanding principal amount from and including May 29, 2003 at the rate of 6.375% per annum, interest for any period less than a year being calculated on the basis of a 360-day year of twelve 30-day months;

•	pay interest in arrears on March 15 and September 15 of each year, commencing on September 15, 2003;

•	pay principal in full at maturity; and

•	amounts due in respect of principal or interest will be payable in U.S. dollars and will be calculated by reference to the Chilean peso principal amount adjusted by using the UF index to reflect the inflation rate from March 13, 2001 through the relevant calculation date and exchanging that Chilean peso amount into U.S. dollars at the observed exchange rate on the applicable calculation date.

     7.625% Bonds due 2017 (USD) will:

•	have an initial principal amount of US$41,076,300;

•	mature on January 20, 2017;

•	accrue interest on the outstanding principal amount from and including May 29, 2003 at the rate of 7.625% per annum, interest for any period less than a year being calculated on the basis of a 360-day year of twelve 30-day months;

•	pay interest in U.S. dollars in arrears on January 20 and July 20 of each year, commencing on July 20, 2003; and

•	pay principal in U.S. dollars in full at maturity.

     7.00% Notes due 2019 (EUR) will:

•	have an initial principal amount of €115,793,000;

•	mature on June 28, 2019;

•	accrue interest on the outstanding principal amount from and including May 29, 2003 at the rate of 7.00% per annum, interest for any period less than a year being calculated on the basis of a 365 (or 366)-day year;

•	pay interest in euros in arrears on June 28 of each year, commencing on June 28, 2004; and

•	pay principal in euros in full at maturity.

     7.25% Bonds due 2011 (USD) will:

•	have an initial principal amount of US$445,515,887;

•	mature on February 15, 2011;

•	accrue interest on the outstanding principal amount from and including May 29, 2003 at the rate of 7.25% per annum, interest for any period less than a year being calculated on the basis of a 360-day year of twelve 30-day months;

•	pay interest in U.S. dollars in arrears on February 15 and August 15 of each year, commencing on August 15, 2003;

•	pay principal in U.S. dollars in full at maturity; and

•	be subject to a debt management provision limiting the principal amount of these bonds that remains outstanding after certain dates. Under this debt management feature, Uruguay must undertake arrangements (e.g., debt buybacks or exchanges) that would have the effect of ensuring that the outstanding principal amount of the 7.25% Bonds due 2011 (USD) as of February 15, 2010 is not greater than US$500,000,000. Failure to meet this test on that date will result in an obligation on the part of Uruguay to make a partial redemption of these bonds, at par, on the next interest payment date thereunder in a principal amount equal to the shortfall. In the event of such a partial redemption, the Trustee will select the Bonds to be redeemed by lot or in another fair and reasonable manner chosen at the discretion of the Trustee and that is substantially equivalent to redemption by lot.

     7.50% Bonds due 2015 (USD) will:

•	have an initial principal amount of US$1,004,949,053;

•	mature on March 15, 2015;

•	accrue interest on the outstanding principal amount from and including May 29, 2003 at the rate of 7.50% per annum, interest for any period less than a year being calculated on the basis of a 360-day year of twelve 30-day months;

•	pay interest in U.S. dollars in arrears on March 15 and September 15 of each year, commencing on September 15, 2003;

•	pay principal in U.S. dollars in full at maturity; and

•	be subject to a debt management provision limiting the principal amount of these bonds that remains outstanding after certain dates. Under this debt management feature, Uruguay must undertake arrangements (e.g., debt buybacks or exchanges) that would have the effect of ensuring that the outstanding principal amount of the 7.50% Bonds due 2015 (USD) (i) as of March 15, 2012, is not greater than US$1,000,000,000, (ii) as of March 15, 2013, is not greater than $750,000,000 and (iii) as of March 15, 2014, is not greater than US$500,000,000. Failure to meet this test on that date will result in an obligation on the part of Uruguay to make a partial redemption of these bonds, at par, on the next interest payment date thereunder in a principal amount equal to the shortfall. In the event of such a partial redemption, the Trustee will select the Bonds to be redeemed by lot or in another fair and reasonable manner chosen at the discretion of the Trustee and that is substantially equivalent to redemption by lot.

     7.875% PIK Bonds due 2033 (USD) will:

•	have an initial principal amount of US$1,048,782,894;

•	mature on January 15, 2033;

•	accrue interest on the outstanding principal amount from and including May 29, 2003 at the rate of 7.875% per annum, interest for any period less than a year being calculated on the basis of a 360-day year of twelve 30-day months;

•	pay interest in U.S. dollars in arrears on January 15 and July 15 of each year, commencing on January 15, 2004, except that through and including July 15, 2007, a portion of the interest will be paid in additional 7.875% PIK Bonds due 2033 (USD), such bonds to be fungible with existing 7.875% PIK Bonds due 2033 (USD), and not in cash (rounded down to the nearest whole number), according to the following table which lists, for each payment date, the interest rate used to determine the amount of interest payable in cash and the interest rate used to determine the amount of interest payable in additional bonds:

		Rate for interest
	Rate for interest	payable in
Payment Date	payable in cash	additional bonds
January 15, 2004	3.875%	4.000%
July 15, 2004	3.875%	4.000%
January 15, 2005	4.875%	3.000%
July 15, 2005	4.875%	3.000%
January 15, 2006	5.875%	2.000%
July 15, 2006	5.875%	2.000%
January 15, 2007	6.875%	1.000%
July 15, 2007	6.875%	1.000%

•	pay principal in U.S. dollars in full at maturity; and

•	be subject to a debt management provision limiting the principal amount of these bonds that remains outstanding after certain dates. Under this debt management feature, Uruguay must undertake arrangements (e.g., debt buybacks or exchanges) that would have the effect of ensuring that the outstanding principal amount of the 7.875% PIK Bonds due 2033 (USD) (i) as of January 15, 2030, is not greater than US$1,000,000,000, (ii) as of January 15, 2031, is not greater than $750,000,000 and (iii) as of January 15, 2032, is not greater than US$500,000,000. Failure to meet this test on that date will result in an obligation on the part of Uruguay to make a partial redemption of these bonds, at par, on the next interest payment date thereunder in a principal amount equal to the shortfall. In the event of such a partial redemption, the Trustee will select the Bonds to be redeemed by lot or in another fair and reasonable manner chosen at the discretion of the Trustee and that is substantially equivalent to redemption by lot.

     Uruguay will notify Bondholders and the Luxembourg Stock Exchange of interest rates, interest periods and amounts of interest that are payable by the first day of each interest period, in respect of Floating Rate Notes due 2009 (USD), Floating Rate Notes due 2010 (USD), and 6.375% (UF) Notes due 2016 (CLP), for so long as the Bonds are listed on the Luxembourg Stock Exchange.

Payment of Principal and Interest

     If any date for an interest or principal payment on a Bond denominated in U.S. dollars is a day on which banking institutions in New York City are authorized or obligated by law or executive order to be closed, Uruguay will make the payment on the next New York City banking day. A similar rule will apply to payments under Bonds denominated in other currencies, but with reference to business days in the place of payment. No interest on the Bonds will accrue as a result of this delay in payment.

     If any money that Uruguay pays to the trustee or to any paying agent to make payments on any Bonds is not claimed at the end of two years after the applicable payment was due and payable, then the money will be repaid to Uruguay on Uruguay’s written request. After any such repayment, neither the trustee nor any paying agent will be liable for that payment to the relevant holders. Uruguay will hold the unclaimed money in trust for the relevant holders until four years from the date on which the payment first became due.

     U.S. Dollar Global Bonds

     Payments of principal, interest and additional amounts, if any, in respect of global securities representing Bonds denominated or paid in U.S. dollars will be made to DTC or its nominee, as the registered holder of those global securities. Uruguay expects that the holders will be paid in accordance with the procedures of DTC and its participants. Neither Uruguay nor the trustee, which will act as Uruguay’s principal paying agent, shall have any responsibility or liability for any aspect of the records of, or payments made by, DTC or its nominee, or any failure on the part of DTC in making payments to holders of the Bonds from the funds it receives.

     Euro Global Bonds

     Payments of principal, interest and additional amounts, if any, in respect of global securities representing Bonds denominated in Euros will be made to the common depositary for Euroclear and Clearstream, as the registered holder of those global securities, which will receive the funds for distribution to the holders. Uruguay expects that the holders will be paid in accordance with the procedures of Euroclear and Clearstream and their participants. Neither Uruguay nor the trustee, which will act as Uruguay’s principal paying agent, shall have any responsibility or liability for any aspect of the records of, or payments made by, the common depositary for Euroclear and Clearstream, or any failure on the part of the common depositary for Euroclear and Clearstream in making payments to holders of the Bonds from the funds it receives.

     Certificated Bonds

     Uruguay will arrange for payments to be made on any Bonds in certificated form to the person in whose name the certificated Bonds are registered, by wire transfer or by check mailed to the holder’s registered address.

Modifications

     The Bonds contain collective action clauses with provisions regarding future modifications to the terms of the Bonds.

     Any modification, amendment, supplement or waiver to the indenture or the terms and conditions of the debt securities of one or more series may be made or given pursuant to a written action of the holders of the debt securities of that series without the need for a meeting or by vote of the holders of the debt securities of that series taken at a meeting of holders thereof, in each case in accordance with the applicable provisions of the indenture and the debt securities.

     Any modification, amendment, supplement or waiver to the terms and conditions of the debt securities of a single series, or to the indenture insofar as it affects the debt securities of a single series, may generally be made, and future compliance therewith may be waived, with the consent of Uruguay and the holders of not less than 66-2/3% in aggregate principal amount of the debt securities of such series at the time outstanding.

     However, special requirements apply with respect to any modification, amendment, supplement or waiver that would:

•	change the date for payment of principal or premium of, or any installment of interest on, the debt securities of a series;

•	reduce the principal amount or redemption price or premium, if any, payable under the debt securities of a series;

•	reduce the portion of the principal amount which is payable in the event of an acceleration of the maturity of the debt securities of a series;

•	reduce the interest rate on the debt securities of a series;

•	change the currency or place of payment of any amount payable under the debt securities of a series;

•	change the obligation of Uruguay to pay additional amounts in respect of the debt securities of a series;

•	change the definition of “outstanding” or the percentage of votes required for the taking of any action pursuant to the modification provisions of the indenture (and the corresponding provisions of the terms and conditions of the debt securities) in respect of the debt securities of a series;

•	authorize the trustee, on behalf of all holders of the debt securities of a series, to exchange or substitute all the debt securities of that series for, or convert all the debt securities of that series into, other obligations or securities of Uruguay or any other Person; or

•	change the pari passu ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms and conditions of the debt securities of a series.

     We refer to the above subjects as “reserve matters” and to any modification, amendment, supplement or waiver constituting a reserve matter as a “reserve matter modification.”

     Any reserve matter modification to the terms and conditions of the debt securities of a single series, or to the indenture insofar as it affects the debt securities of a single series, may generally be made, and future compliance therewith may be waived, with the consent of Uruguay and the holders of not less than 75% in aggregate principal amount of the debt securities of such series at the time outstanding.

     If Uruguay proposes any reserve matter modification to the terms and conditions of the debt securities of two or more series, or to the indenture insofar as it affects the debt securities of two or more series, in either case as part of a single transaction, Uruguay may elect to proceed pursuant to provisions of the indenture providing that such modifications may be made, and future compliance therewith may be waived, for any affected series if made with the consent of Uruguay and:

•	the holders of not less than 85% in aggregate principal amount of the outstanding debt securities of all series that would be affected by that reserve matter modification (taken in aggregate), and

•	the holders of not less than 66-2/3% in aggregate principal amount of the outstanding debt securities of that series (taken individually).

     If any reserve matter modification is sought in the context of a simultaneous offer to exchange the debt securities of one or more series for new debt instruments of Uruguay or any other Person, Uruguay shall ensure that the relevant provisions of the affected debt securities, as amended by such modification, are no less favorable to the holders thereof than the provisions of the new instrument being offered in the exchange, or, if more than one debt instrument is so offered, no less favorable than the new debt instrument issued having the largest aggregate principal amount.

     Uruguay agrees that it will not issue new debt securities or reopen any existing series of debt securities with the intention of placing such debt securities with holders expected to support any modification proposed by Uruguay (or that Uruguay plans to propose) for approval pursuant to the modification provisions of the indenture or the terms and conditions of any series of debt securities.

     Any modification consented to or approved by the holders of the debt securities of one or more series pursuant to the modification provisions will be conclusive and binding on all holders of the debt securities of that series, whether or not they have given such consent or were present at a meeting of holders at which such action was taken, and on all future holders of the debt securities of that series, whether or not notation of such modification is made upon the debt securities of that series. Any instrument given by or on behalf of any holder of a debt security in connection with any consent to or approval of any such modification will be conclusive and binding on all subsequent holders of such debt security.

     Before seeking the consent of any holder of a debt security of any series to a reserve matter modification affecting that series, Uruguay shall provide to the trustee (for onward distribution to the holders of the affected debt securities) the following information:

•	a description of the economic or financial circumstances that, in Uruguay’s view, explain the request for the proposed modification;

•	if Uruguay shall at the time have entered into a standby, extended funds or similar program with the International Monetary Fund, a copy of that program (including any related technical memorandum); and

•	a description of Uruguay’s proposed treatment of its other major creditor groups (including, where appropriate, Paris Club creditors, other bilateral creditors and internal debtholders) in connection with Uruguay’s efforts to address the situation giving rise to the requested modification.

     For purposes of determining whether the required percentage of holders of the notes has approved any modification, amendment, supplement or waiver or other action or instruction pursuant to the indenture or, in the case of a meeting, whether sufficient holders are present for quorum purposes, any debt securities owned or controlled, directly or indirectly, by Uruguay or any public sector instrumentality of Uruguay will be disregarded and deemed to be not outstanding. As used in this paragraph, “public sector instrumentality” means Banco Central, any department, ministry or agency of the government of Uruguay or any corporation, trust, financial institution or other entity owned or controlled by the government of Uruguay or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity. In determining whether the trustee shall be protected in relying upon any modification, amendment, supplement or waiver, or any notice from holders, only debt securities that the trustee knows to be so owned shall be so disregarded.

     Prior to any vote on a reserve matter modification affecting any series of debt securities, Uruguay shall deliver to the trustee a certificate signed by an authorized representative of Uruguay specifying, for Uruguay and each public sector instrumentality, any debt securities of that series deemed to be not outstanding as described above or, if no debt securities of that series are owned or controlled by Uruguay or any public sector instrumentality, a certificate signed by an authorized representative of Uruguay to this effect.

Limitation on Time for Claims

     Claims against Uruguay for the payment of principal or interest on the Bonds (including additional amounts) must be made within four years after the date on which such payment first became due, or a shorter period if provided by law.

Additional Amounts

     Uruguay will make all principal and interest payments on the Bonds without withholding or deducting any present or future taxes imposed by Uruguay or any of its political subdivisions. If Uruguayan law requires Uruguay to deduct or withhold taxes (which it currently does not require), Uruguay will pay the holders of Bonds the additional amounts necessary to ensure that they receive the same amount as they would have received without any withholding or deduction.

     Uruguay will not, however, pay any additional amounts in connection with any tax, assessment or other governmental charge that is imposed due to any of the following:

•	the holder of Bonds has or had some connection with Uruguay other than merely owning the securities or receiving principal and interest payments on the Bonds;

•	the holder of Bonds has failed to comply with any certification or other reporting requirement concerning its nationality, residence, identity or connection with Uruguay, and Uruguay requires compliance with these reporting requirements as a precondition to exemption from Uruguayan withholding taxes or deductions and has provided notice of such requirement to the trustee at least 60 days prior to the date such compliance is required; or

•	the holder of Bonds has failed to present its security within 30 days after a payment of principal or interest has been made available to the holder.

     Uruguay will pay any administrative, excise or property taxes that arise in Uruguay under Uruguayan law in connection with the Bonds. Uruguay will also indemnify the holder of Bonds against any administrative, excise or property taxes resulting from the enforcement of the obligations of Uruguay under the Bonds following an event of default.

Paying Agents and Transfer Agent

     So long as any Bonds of a series remain outstanding, Uruguay will maintain a principal paying agent in a Western European or United States city and a registrar in New York City for that series and maintain in New York City an office or agency where notices and demands to or upon Uruguay in respect of the Bonds or of the indenture may be served. Uruguay has initially designated the corporate trust office of the trustee as the agency for each such purpose and as the place where the Register will be maintained. In addition, Uruguay will maintain a paying agent and a transfer agent in Luxembourg with respect to any series of Bonds listed on the Luxembourg Stock Exchange so long as the rules of the Luxembourg Stock Exchange so require.

     Uruguay will provide prompt notice of the termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with any series of securities.

Further Issues

     Uruguay may without the consent of the holders create and issue additional securities with the same terms and conditions as a series of the Bonds (or the same except for the amount of the first interest payment) so long as the additional securities are consolidated and form a single series with any outstanding series.

Notices

     All notices to holders will be published in the Financial Times in London. In addition, as long as any series of the Bonds is listed on the Luxembourg Stock Exchange, Uruguay will publish all notices related to those Bonds in English in the Luxemburger Wort. If at any time publication in either the Financial Times or the Luxemburger Wort is not practicable, Uruguay will publish notices in another daily newspaper with general circulation in London or Luxembourg, as applicable. Any notice so published shall be deemed to have been given on the date of its publication.

     Notices will also be mailed to holders at their registered addresses. So long as a clearing system, or its nominee or common custodian, is the registered holder of a Bond represented by a global security or securities, each person owning a beneficial interest in a global security must rely on the procedures of that clearing system to receive notices provided to it. Each person owning a beneficial interest in a global security who is not a participant in a clearing system must rely on the procedures of the participant through which the person owns its interest in the global security to receive notices provided to the clearing system. Uruguay will consider mailed notice to have been given three business days after it has been sent.

Registration and Book-Entry System

     U.S. Dollar and Chilean Peso Global Bonds

     Bonds denominated or paid in U.S. dollars will be represented by interests in one or more permanent global securities in definitive fully registered form, without interest coupons attached, which will be registered in the name of a nominee for DTC and which will be deposited on or before the Closing Date with a custodian for DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global security. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts, eliminating the need for physical movement of securities.

     If you wish to hold securities through the DTC system, you must either be a direct participant in DTC or hold through a direct participant in DTC. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations that have accounts with DTC. Euroclear and Clearstream participate in DTC through their New York depositaries. Indirect participants are securities brokers and dealers, banks and trust companies that do not have an account with DTC, but that clear through or maintain a custodial relationship with a direct participant. Thus, indirect participants have access to the DTC system through direct participants.

     If you so choose, you may hold your beneficial interests in the global security through Euroclear or Clearstream, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold their participants’ beneficial interests in the global security in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream in turn will hold such interests in their customers’ securities accounts with DTC.

     In sum, you may elect to hold your beneficial interests in a U.S. Dollar or Chilean Peso Global Bond:

•	in the United States, through DTC;

•	outside the United States, through Euroclear or Clearstream; or

•	through organizations that participate in such systems.

     DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the global securities through these participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the indenture or the Bonds. The ability of Euroclear or Clearstream to take actions as a holder under the Bonds or the indenture will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream will take such actions only in accordance with their respective rules and procedures.

     As an owner of a beneficial interest in the global securities, you will generally not be considered the holder of any Bonds under the indenture for the Bonds.

     The laws of some states of the United States require that certain persons take physical delivery of securities in certificated form. Consequently, your ability to transfer interests in a U.S. Dollar Global Security may be limited.

     Euro Global Bonds

     Bonds denominated in Euros will be represented by interests in one or more permanent global securities in definitive fully registered form, without interest coupons attached, which will be registered in the name of a common depositary of Euroclear and Clearstream and which will be deposited on or before the Closing Date with the common depositary for Euroclear and Clearstream. Financial institutions, acting as direct and indirect participants in either Euroclear or Clearstream, will represent your beneficial interests in the global security. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts, eliminating the need for physical movement of securities.

     If you wish to hold securities through the Euroclear or Clearstream system, you must either be a direct participant in Euroclear or Clearstream or hold through a direct participant in Euroclear or Clearstream. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations that have accounts with Euroclear or Clearstream. Indirect participants are securities brokers and dealers, banks and trust companies that do not have an account with Euroclear or Clearstream, but that clear through or maintain a custodial relationship with a direct participant. Thus, indirect participants have access to the Euroclear or Clearstream system through direct participants.

     In sum, you may elect to hold your beneficial interests in a Euro Global Bond:

•	through Euroclear or Clearstream; or

•	through organizations that participate in such systems.

     As an owner of a beneficial interest in the global securities, you will generally not be considered the holder of any Bonds under the indenture for the Bonds.

     The laws of some jurisdictions require that certain persons take physical delivery of securities in certificated form. Consequently, the ability to transfer beneficial interests in a Euro Global Security may be limited.

Certificated Securities

     Uruguay will issue securities in certificated form in exchange for interests in a global security only if:

•	the depositary notifies Uruguay that it is unwilling or unable to continue as depositary, is ineligible to act as depositary or, in the case of DTC, ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934 and Uruguay or Banco Central acting on Uruguay’s behalf does not appoint a successor depositary or clearing agency within 90 days;

•	Uruguay decides it no longer wishes to have all or part of the Bonds represented by global securities; or

•	the trustee has instituted or been directed to institute any judicial proceeding to enforce the rights of the holders under the Bonds and has been advised by its legal counsel that it should obtain possession of the securities for the proceeding.

     If a physical or certificated security becomes mutilated, defaced, destroyed, lost or stolen, Uruguay may issue, and the trustee shall authenticate and deliver, a substitute security in replacement. In each case, the affected holder will be required to furnish to Uruguay and to the trustee an indemnity under which it will agree to pay Uruguay, the trustee and any of their respective agents for any losses they may suffer relating to the security that was mutilated, defaced, destroyed, lost or stolen. Uruguay and the trustee may also require that the affected holder present other documents or proof. The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen security.

     If Uruguay issues certificated securities, a holder of certificated securities may exchange them for securities of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the trustee as specified in the indenture in New York City, or at the office of any paying agent. In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.

     Uruguay will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities. Uruguay may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental or insurance charges. The trustee may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment of principal of or interest on the securities.

     If Uruguay issues certificated securities, with respect to any series of Bonds listed on the Luxembourg Stock Exchange, it will appoint a paying and transfer agent in Luxembourg, where certificated Bonds can be presented for payment and/or transfer. In the event of such an appointment, Uruguay will publish a notice confirming the name of the Luxembourg paying and transfer agent in the Luxemburger Wort. If publication in the Luxemburger Wort is not practicable, Uruguay will publish such notice in another daily newspaper with general circulation in Luxembourg.

CLEARANCE AND SETTLEMENT

     The information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources Uruguay believes to be reliable, but Uruguay makes no representation or warranty with respect to this information. DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. None of Uruguay, the trustee, the exchange agent or the Luxembourg exchange will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of its obligations under its rules and procedures, or for the performance by direct or indirect participants of its obligations under the rules and procedures of the clearance systems.

     Arrangements have been made with each of DTC, Euroclear and Clearstream to facilitate initial issuance of the Bonds. Transfers within DTC, Euroclear and Clearstream will be in accordance with the usual rules and operating procedures of the relevant system. Cross-market transfers between investors who hold or who will hold any series of Bonds through DTC and investors who hold or will hold any series of Bonds through Euroclear or Clearstream will be effected in DTC through the respective depositaries of Euroclear and Clearstream.

The Clearing Systems

     The Depository Trust Company

     DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

     DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants (banks and financial institutions that have accounts with DTC), eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     DTC can only act on behalf of its direct participants, which in turn act on behalf of indirect participants and certain banks. In addition, unless a global security is exchanged in whole or in part for a definitive security, it may not be physically transferred, except as a whole among DTC, its nominees and their successors. Therefore, a holder’s ability to pledge a beneficial interest in the global security to persons that do not participate in the DTC system and to take other actions may be limited because the holder will not possess a physical certificate that represents the holder’s interest.

     Euroclear

     Euroclear was created in 1968 to hold securities for its participants and to clear and settle transactions between its participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear participants include banks (including central banks), the dealer manager, other securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

     Because the Euroclear Operator is a Belgian banking corporation, Euroclear is regulated and examined by the Belgian Banking Commission.

     Distributions with respect to Bonds held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law, to the extent received by the depositary for Euroclear.

     Clearstream

     Clearstream is incorporated under the laws of Luxembourg as a professional depositary.

     Clearstream holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing.

     Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream participants are financial institutions round the world, including the dealer manager, other securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to Clearstream is also available to others that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly.

     Distributions with respect to Bonds held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures to the extent received by the depositary for Clearstream.

Initial Settlement

     U.S. Dollar and Chilean Peso Global Bonds

     Upon the issuance of the U.S. dollar or Chilean peso global bonds, DTC or its custodian will credit on its internal system the respective principal amount of the individual beneficial interests represented by a book-entry security to the accounts of persons who have accounts with DTC. Ownership of beneficial interests in those global bonds will be limited to persons who have accounts with direct account holders, including Euroclear or Clearstream, or indirect account holders. Ownership of beneficial interests in the U.S. dollar and Chilean peso global bonds will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct account holders, and the records of direct account holders, with respect to interests of indirect DTC accountholders.

     Euroclear and Clearstream will hold omnibus positions on behalf of their participants through customers’ securities accounts for Euroclear and Clearstream on the books of their respective depositaries, which in turn will hold positions in customers’ securities accounts in the depositaries’ names on the books of DTC.

     U.S. dollar and Chilean peso global bonds that Uruguay will issue pursuant to the Offer will be credited to the securities custody accounts of persons who hold those global bonds through DTC (other than through accounts at Euroclear and Clearstream) on the Closing Date and to persons who hold those global bonds through Euroclear or Clearstream on the business day following the Closing Date.

     Euro Global Bonds

     Investors receiving interests in Euro global bonds must hold their Bonds through Euroclear or Clearstream accounts or through direct account holders and must follow the settlement procedures applicable to conventional Eurobonds in registered form. Interests in those global bonds will be credited to the securities custody accounts of Euroclear holders on the business day following the Closing Date against payment for value on the Closing Date and of Clearstream holders on the Closing Date against payment in same-day funds.

Transfers Within and Between DTC, Euroclear and Clearstream

     Trading Between DTC Purchasers and Sellers

     DTC participants will transfer interests in the securities among themselves in the ordinary way according to DTC rules governing global security issues. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global security or securities to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global security or securities to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

     Trading Between Euroclear and/or Clearstream Participants

     Participants in Euroclear and Clearstream will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream governing conventional Eurobonds.

     Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser

     When the securities are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the closing date. Euroclear or Clearstream will then instruct its depositary to receive the securities and make payment for them. On the closing date, the depositary will make payment to the DTC participant’s account and the securities will be credited to the depositary’s account. After settlement has been completed, DTC will credit the securities to Euroclear or Clearstream. Euroclear or Clearstream will credit the securities, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the closing date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual closing date.

     Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream in order to pay for the securities by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the securities are credited to their accounts one day later.

     As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the securities. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the securities were credited to the participant’s account. However, interest on the securities would accrue from the value date. Therefore, in these cases the interest income on securities that the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds to (i.e., the interest rate that Euroclear or Clearstream charges) each participant.

     Since the settlement will occur during New York business hours, a DTC participant selling an interest in the security can use its usual procedures for transferring global securities to the depositaries of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the closing date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

     Finally, day traders that use Euroclear or Clearstream to purchase interests in the Bonds from DTC accountholders for delivery to Euroclear or Clearstream participants should note that these trades will automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:

•	borrowing through Euroclear or Clearstream for one day, until the purchase side of the day trade is reflected in their Euroclear or Clearstream accounts, in accordance with the clearing system’s customary procedures,

•	borrowing the interests in the United States from a DTC accountholder no later than one day prior to settlement, which would give the interests sufficient time to be reflected in their Euroclear or Clearstream account in order to settle the sale side of the trade, or

•	staggering the value date for the buy and sell sides of the trade so that the value date for the purchase from the DTC accountholder is at least one day prior to the value date for the sale to the Euroclear or Clearstream participant.

     Trading Between a Euroclear or Clearstream Seller and DTC Purchaser

     Due to time zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer securities through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the closing date. Euroclear or Clearstream will then instruct its depositary to credit the securities to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual closing date.

     If the Euroclear or Clearstream participant selling the securities has a line of credit with Euroclear or Clearstream and elects to be in debit for the securities until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

TAXATION

     The following discussion summarizes certain Uruguayan and U.S. federal income tax considerations that may be relevant to you if you invest in Bonds. This summary is based on laws and regulations in effect in Uruguay and laws, regulations, rulings and decisions now in effect in the United States, which may change. Any change could apply retroactively and could affect the continued validity of this summary. This discussion supplements, and to the extent that it differs, replaces the “Taxation” section contained in the accompanying prospectus.

     This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of holding Bonds, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Uruguay Taxation

     The following discussion summarizes certain aspects of Uruguayan income taxation that may be relevant to you if you are Non-Resident Holder of Old Bonds and offer those Old Bonds for exchange pursuant to the Invitation. For the purposes of this summary, you are a Non-Resident Holder if you are a holder of Old Bonds or Bonds who is an individual that is a non-resident of Uruguay or a legal entity that is neither organized in, nor maintains a permanent establishment in Uruguay. This summary may also be relevant to you if you are a Non-Resident Holder of Bonds in connection with the holding and disposition of the Bonds. The summary is based on Uruguay laws, rules and regulations now in effect, all of which may change.

     This summary is not intended to constitute a complete analysis of the income tax consequences under Uruguayan law of the exchange of Old Bonds for Bonds pursuant to the Invitation or the receipt, ownership or disposition of the Bonds, in each case if you are a non-resident of Uruguay, nor to describe any of the tax consequences that may be applicable to you if you are a resident of Uruguay.

     If (a) you exchange Old Bonds for Bonds and cash pursuant to the Invitation, and (b) you are a Non-Resident Holder, the receipt of Bonds will not result in any withholding or other Uruguayan taxes. The exchange of Old Bonds for Bonds pursuant to the Invitation will not be subject to any stamp or other similar Uruguayan taxes.

     Under Uruguayan law, as currently in effect, if you are a Non-Resident Holder of Bonds, interest and principal payments on the Bonds will not be subject to Uruguayan income or withholding tax.

     If you are a Non-Resident Holder and you obtain capital gains resulting from any trades of Bonds effected between or in respect of accounts maintained by or on behalf of you will not be subject to Uruguayan income or other Uruguayan taxes where you have no connection with Uruguay other than as a holder of an interest in Bonds.

     If you are a Non-Resident Holder, payments of interest and principal on Bonds to you, and any gain realized upon the disposition of Bonds by you, will not be subject to Uruguayan taxes.

United States Federal Income Tax Consequences

     The following is a summary of U.S. federal income tax consequences of investing in the Bonds that may be material to you as a U.S. Holder. You are a U.S. Holder if you are a beneficial owner of Bonds that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of the Bonds. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to your decision to invest in the Bonds, including tax consequences that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. This summary also does not address the tax consequences to (i) persons that are not U.S. Holders, (ii) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, traders in securities that elect to mark to market and dealers in securities or currencies, (iii) persons that will hold Bonds as part of a position in a “straddle” or as part of a “hedging”, “conversion” or other integrated investment transaction for U.S. federal income tax purposes, (iv) persons whose functional currency is not the U.S. dollar or (v) persons that do not hold Bonds as capital assets.

     This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

     Uruguay has not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with all of such statements and conclusions. In addition, the discussion does not describe any tax consequences arising out of the laws of any state or local or foreign jurisdiction.

     YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISORS AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF INVESTING IN BONDS, AS WELL AS THE EFFECT OF ANY STATE, LOCAL, OR FOREIGN TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

Consequences Of Acquiring Bonds in the Offer

     Depending on the specific terms of the Old Bonds you exchanged and the Bonds you received pursuant to the Offer, the exchange may or may not have been a taxable transaction for U.S. federal income tax purposes. You should consult the Offer Material in order to determine whether the exchange of your Old Bonds for Bonds should be treated as a taxable transaction, and to ascertain any special U.S. federal income tax considerations that may apply to a particular exchange of Old Bonds for Bonds.

     If the exchange of your Old Bonds for Bonds and cash, if any, was a taxable transaction for U.S. federal income tax purposes, you generally will be taxed on the Bonds as described below under “ — Consequences of Holding Bonds.” Your initial tax basis in the Bonds will be equal to their issue price, and your holding period with respect to such Bonds will begin the day after the consummation of the Offer. The rules for determining the issue price of Bonds issued in a taxable exchange are discussed in the Offer Material.

     If the exchange of your Old Bonds for Bonds was not a taxable transaction for U.S. federal income tax purposes, you generally will have the same adjusted tax basis and holding period in the Bonds that you had in the Old Bonds. The Bonds you received in a non-taxable exchange generally will be treated as having an issue price equal to the adjusted issue price of the Old Bonds that you exchanged. Stated interest on the Bonds generally will continue to be included in gross income in accordance with your usual method of accounting for U.S. federal income tax purposes. If the stated redemption price at maturity of the Bonds received exceeds their issue price by more than a de minimis amount, the Bonds that you receive generally will be treated, solely for OID purposes, as issued with OID. See “ — Consequences Of Holding Bonds — Qualified Stated Interest And Original Issue Discount.”

     YOU ARE URGED TO READ THE OFFER MATERIAL FOR A MORE COMPREHENSIVE DESCRIPTION OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF PARTICIPATING IN THE OFFER.

Consequences Of Holding Bonds

     Qualified Stated Interest and Original Issue Discount

     In general, for U.S. federal income tax purposes you will have to include qualified stated interest on the Bonds in gross income in accordance with your usual method of tax accounting. Qualified stated interest is stated interest that is unconditionally payable in cash or in property at least annually at a single fixed rate. All interest payments on the Bonds other than the 7.875% PIK Bonds due 2033 (USD) will be treated as qualified stated interest.

     Uruguay believes that the 7.25% Bonds due 2011 (USD), 7.50% Bonds due 2015 (USD) and 7.875% PIK Bonds due 2033 (USD) were issued with OID and will report information to the IRS on that basis. Certain special considerations for U.S. Holders who exchanged 8.375% Bonds due 2006 (USD) for 7.25% Bonds due 2011 (USD) or who exchanged certain old Bonds for 7.25% Bonds due 2011 (USD), 7.50% Bonds due 2015 (USD) and 7.875% PIK Bonds due 2033 (USD) are discussed in the Offer Material.

     The 7.875% Bonds due 2008 (USD), Floating Rate Notes due 2009 (USD), Floating Rate Notes due 2010 (USD), 8.375% Bonds due 2011 (USD), 7.00% Notes due 2012 (EUR), 7.00% Bonds due 2013 (USD), 7.875% Bonds due 2014 (USD), 7.25% Bonds due 2014 (USD), 8.75% Bonds due 2015 (USD), 6.375% (UF) Notes due 2016 (CLP), 7.625% Bonds due 2017 (USD) and 7.00% Notes due 2019 (EUR) may have been issued with OID, depending on the terms of the particular exchange in which they were issued. Uruguay will report information to the IRS with respect to every Bond that is issued with OID to the extent required under applicable Treasury regulations, and such information will be reported on any information return you may receive with respect to the Bonds.

     As discussed in more detail below, you are required to include OID on the Bonds that were issued with OID in your gross income in advance of the receipt of cash payments on such Bonds. Subject to a statutory de minimis exception, the amount of OID with respect to any Bond is equal to the excess of (i) the stated redemption price at maturity of the Bond over (ii) the issue price of the Bond. A Bond’s stated redemption price at maturity is the sum of all payments due under the Bond other than payments of qualified stated interest.

     In general, regardless of whether you use the cash or the accrual method of tax accounting, you will be required to include in ordinary gross income the sum of the “daily portions” of OID on Bonds issued with OID for all days during the taxable year that you own the Bonds. The daily portions of OID on a Bond are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. Accrual periods may be any length and may vary in length over the term of the Bond, provided that no accrual period is longer than one year and each scheduled payment of principal or interest occurs on either the final day or the first day of an accrual period. The amount of OID on a Bond allocable to each accrual period will be determined by multiplying the “adjusted issue price” of the Bond at the beginning of the accrual period by the yield-to-maturity of such Bond. The “adjusted issue price” of a Bond at the beginning of any accrual period will generally be the sum of its issue price and the amount of OID allocable to all prior accrual periods, reduced by the amount of any payments made on the Bond. The yield-to-maturity of a Bond will be the discount rate (appropriately adjusted to reflect the length of accrual periods) that causes the present value of all payments on the Bond to equal the issue price of such Bond. Your initial tax basis in the Bonds will be increased over time by the amount of OID included in your gross income.

     Qualified stated interest does not include interest payable in debt instruments of the issuer. Accordingly, the issuance of the additional bonds that you will receive as interest on the 7.875% PIK Bonds due 2033 (USD) will not be treated as payments of interest for U.S. federal income tax purposes, and only 3.875% of the stated interest on the 7.875% PIK Bonds due 2033 (USD) will be treated as qualified stated interest. Payments made on the additional bonds will be treated as payments on the 7.875% PIK Bonds due 2033 (USD). All payments of stated interest in excess of the 3.875% qualified stated interest payments will be added to the stated redemption price at maturity of the 7.875% PIK Bonds due 2033 (USD), thereby increasing the amount of OID of the 7.875% PIK Bonds due 2033 (USD).

     Special rules apply to U.S. Holders of Bonds denominated in a currency other than the U.S. dollar (“foreign currency”). Under those rules, a U.S. Holder that uses an accrual method of tax accounting will recognize foreign currency gain or loss on the receipt of a foreign currency interest or OID payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest or OID income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest or OID income received on the note.

     Acquisition Premium, Bond Premium and Market Discount

     If you purchase a Bond that is issued with OID at a cost less than its remaining redemption amount (as defined below), you generally will be required to include in gross income the daily portions of OID, calculated as described above. However, if you acquire a Bond that is issued with OID at a price greater than its adjusted issue price, but less than its remaining redemption amount, your periodic inclusions of OID income will be reduced to reflect the acquisition premium paid over the adjusted issue price. The “remaining redemption amount” for a Bond is the total of all future payments to be made on the Bond other than payments of qualified stated interest.

     If you purchase a Bond at a cost greater than its remaining redemption amount, you will be considered to have purchased the Bond at a premium, and may elect to amortize such premium (as an offset to interest income), using a constant-yield method, over the remaining term of the Bond. Such election, once made, generally applies to all bonds you hold or subsequently acquire on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If you elect to amortize such premium, you must reduce your tax basis in a Bond by the amount of the premium amortized during the period you hold such Bond. Bonds that are issued with OID and that you purchase at a premium will not be subject to the OID rules described above. If you do not elect to amortize bond premium, you will have to include the amount of bond premium in your tax basis when the Bond matures or when you dispose of the Bond. Therefore, if you do not elect to amortize such premium and hold the Bond to maturity, you generally will be required to treat the premium as a capital loss when the Bond matures.

     If you purchase a Bond at a price that is lower than its remaining redemption amount, or in the case of Bond that is issued with OID, its adjusted issue price, by at least 0.25% of its remaining redemption amount multiplied by the number of remaining whole years to maturity, the Bond will be considered to have “market discount” in your hands. In such case, gain you realize on the disposition of the Note generally will be treated as ordinary income to the extent of the market discount that accrued on the Bond while you held it. In addition, you could be required to defer the deduction of a portion of the interest paid on any indebtedness incurred or maintained to purchase or carry the Bond. In general terms, market discount on a Bond will be treated as accruing ratably over the term of such Bond, or, at your election, under a constant yield method.

     You may elect to include market discount in income on a current basis as it accrues (on either a ratable or constant-yield basis), in lieu of treating a portion of any gain realized on a sale of a Bond as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. Any such election, if made, applies to all market discount bonds you acquire on or after the first day of the first taxable year to which such election applies and is revocable only with the consent of the IRS.

     Sale, Exchange or Redemption of Bonds

     Upon a sale, exchange, redemption or other taxable disposition of Bonds, you generally will recognize gain or loss in an amount equal to the difference between the amount you realize on the disposition and your adjusted tax basis in the Bonds. Subject to the application of the market discount, as discussed above, gain or loss recognized upon such a disposition generally will be capital gain or loss, and will be long-term gain or loss if your holding period exceeds one year. In addition, gain or loss that you recognize on a sale, exchange, redemption or other taxable disposition of Bonds that are denominated in a foreign currency generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the Bonds.

Backup Withholding and Information Reporting

     In general, information reporting requirements will apply to the accrual of OID and to payments in respect of the Bonds (including payments of OID) within the United States if you are not a corporation. To avoid the imposition of backup withholding on such payments, you should complete an IRS Form W-9 (which can be obtained at the website of the IRS at www.irs.gov) and either (i) provide your correct taxpayer identification number (“TIN”), which is your social security number if you are an individual U.S. Holder, and certain other information, or (ii) establish a basis for an exemption from backup withholding. Certain holders (including, among others, corporations, individual retirement accounts and certain foreign persons) are exempt from these backup withholding and information reporting requirements, but may be required to establish their entitlement to an exemption. If the Principal Payment Agent is not provided with the correct TIN or an adequate basis for exemption, you may be subject to a backup withholding tax on payments received payments in respect of the Bonds. If backup withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is provided to the IRS.

PLAN OF DISTRIBUTION

     Uruguay has entered into a dealer manager agreement with Citigroup Global Markets Inc., as the dealer manager for the Offer. Pursuant to the dealer manager agreement, Uruguay has:

•	retained the dealer manager to act, directly or through affiliates, on behalf of Uruguay as the dealer manager in connection with the Offer,

•	agreed to pay the fee set forth in the dealer manager agreement filed as part of Uruguay’s Registration Statement with the SEC to the dealer manager for soliciting acceptances of the exchange offer and consents to the Exit Amendments. Such fee is based on the aggregate principal amount of the Eligible Notes exchanged in the exchange offer and will be payable on the consummation of the Offer. In compliance with NASD guidelines, the maximum compensation to the dealer manager or agents in connection with the offering of notes pursuant to this prospectus supplement and the accompanying prospectus will not exceed 8% of the aggregate total principal amount of the bonds to be exchanged.

•	agreed to reimburse the dealer manager for certain expenses in connection with the Offer, and

•	agreed to indemnify the dealer manager against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the dealer manager may be required to make because of those liabilities.

     The dealer manager agreement contains various other representations, warranties, covenants and conditions customary for agreements of this sort.

     In the dealer manager agreement, Uruguay has given to the dealer manager or its affiliates a one-time option to deliver (as principal and not as agent or intermediary) within 30 days of the Settlement Date, Samurai Bonds amended in accordance with the Samurai Bond Amendments in exchange for 7.50% Bonds due 2015 (USD) at an exchange ratio of $0.95 face amount of a 7.50% Bond due 2015 (USD) for each $1.00 U.S. dollar equivalent face amount of a Samurai Bond.

     At any given time, the dealer manager may trade the Old Bonds or other debt securities of Uruguay for its own accounts or for the accounts of customers and may accordingly hold a long or short position in the Old Bonds or other securities of Uruguay.

     If the dealer manager acquires any Bonds pursuant to the Offer, it may resell the Bonds from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale.

     Uruguay and the dealer manager may agree to reopen any series of Bonds to offer, pursuant to such reopening, Bonds for cash or for outstanding bonds. If Uruguay determines to undertake such a reopening, it will do so pursuant to a subsequent prospectus supplement, which will set forth the amount of Bonds to be offered, the price to be paid or the ratio of exchange if the reopening is in connection with an exchange offer, and the fees to be paid to the dealer manager in connection with such offer.

     The dealer manager and its affiliates have provided, and expect to provide in the future, financial advisory, investment banking and general banking services to Uruguay and its governmental agencies and instrumentalities, for which they have received and expect to receive customary fees and commission. The dealer manager and its affiliates may, from time to time, engage in transactions with and perform services for Uruguay in the ordinary course of business.

     Uruguay has retained Citibank, N.A. to act as exchange agent in connection with the Offer and Dexia Banque Internationale à Luxembourg to act as Luxembourg exchange agent in connection with the Offer.

     Uruguay has agreed to:

•	pay the exchange agent and the Luxembourg exchange agent customary fees for its services

•	reimburse the exchange agent and the Luxembourg exchange agent for certain of its out-of-pocket expenses in connection with the Offer, and

•	indemnify the exchange agent and the Luxembourg exchange agent against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

     A processing fee will be paid by Uruguay to certain banks and financial institutions for processing tenders of Old Bonds in principal amounts of one million United States dollars or less. The processing fee in respect of Old Bonds accepted for exchange will be paid to the bank or financial institution that is a direct participant in DTC, Euroclear or Clearstream and that is designated by the beneficial owner of such Old Bonds in the corresponding letter of transmittal. The amount of this processing fee will equal the percentage specified below applied to the remaining principal balance of these Old Bonds (with the original principal amount multiplied, where applicable, by the NMN Amortization Factor or the DCN Amortization Factor described in the Offer Material) that are validly tendered and will be payable in the currency of the related Old Bonds. Such designation must be made at the time the letter the letter of transmittal is delivered.

Maturity of Old Bond	Processing Fee Percentage

2003	0.25%
2004	0.15%
2005 and after	0.10%

     If information is incomplete or inaccurate, or we are unable to verify the recipient’s eligibility, no such processing fee will be paid. No processing fee will be paid in respect of any Old Bonds for which no designation is provided.

JURISDICTIONAL RESTRICTIONS

     The distribution of the Offer Materials and the transactions contemplated by such materials may be restricted by law in certain jurisdictions. Persons into whose possession such materials come are required by Uruguay to inform themselves of and to observe any of these restrictions.

     The documents and Offer Materials do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make an offer or solicitation.

     In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer and in which the dealer manager or any affiliate thereof is so licensed, it shall be deemed to be made by the that dealer manager or its respective affiliate on behalf of Uruguay.

     If you are not a resident of the United States, Uruguay or one of the jurisdictions listed below, you should contact the dealer manager to request assistance.

Argentina

     The Offer has not been registered with the Comisión Nacional de Valores and may not be offered publicly in Argentina. The Offer Materials may not be publicly distributed in Argentina. Neither Uruguay nor the dealer manager will solicit the public in Argentina in connection with the Offer.

Belgium

     The Offer has not been notified to or approved by the Commission bancaire et financière/Commissie voor het Bank-en Financiewezen. Accordingly, the Bonds may not be offered or sold, and the Offer Materials may not be distributed, directly or indirectly, to any person in Belgium other than the following, acting for their own account:

•	the Belgian State, the Regions and Communities (Communautés/Gemeenschappen)

•	the European Central Bank

•	the National Bank of Belgium

•	the Fonds des Rentes/Rentenfonds

•	the Fonds de protection des dépôts et des instruments financiers/Beschermingsfonds voor deposito’s en financiële instrumenten

•	the Caisse de Dépôts et Consignations/Deposito-en Consignatiekas

•	licensed Belgian and foreign collective investment schemes

•	licensed Belgian and foreign insurance companies, and Belgian reinsurance companies and pension funds,

•	Belgian holding companies

•	Authorized Belgian coordination centers, and

•	Belgian and foreign companies listed on a Belgian or a foreign regulated exchange with consolidated own funds of at least €25 million, as defined in Article 3, 2°, of the Royal Decree of July 7, 1999 on the public character of financial transactions.

Brazil

     The Offer has not been and will not be registered or approved and the accompanying Offer Materials have not been reviewed by the Comissáo de Valores Mobiliários (the Brazilian Securities Commission). The offering of the Bonds is made only to the holders of the public foreign debt obligations of Uruguay or Banco Central and is not available to the investing public in Brazil. The Republic will only issue Bonds in exchange for public foreign debt in circumstances that do not constitute a public offering in Brazil and in accordance with applicable laws and regulations. The Offer Materials may not be publicly distributed in Brazil.

Canada

     Canada—Provinces. The Bonds may only be offered to investors located in the provinces of Ontario, Québec, British Columbia and Alberta.

     Canada—Resale Restrictions. The distribution of the Bonds in Canada will be made only on a private placement basis and will be exempt from the requirement that Uruguay prepare and file a prospectus with the relevant Canadian securities regulatory authorities. Accordingly, any resale of the Bonds must be made in accordance with applicable securities laws that may require resales to be made in accordance with exemptions from registration and prospectus requirements. Purchasers are advised to seek legal advice prior to any resale of the Bonds.

     Canada—Representations of Purchasers. Each Canadian investor who purchases Bonds will be deemed to have represented to Uruguay and any dealer who offers or sells Bonds to such purchaser that: (i) the offer and sale of the Bonds was made exclusively through the Offer and was not made through an advertisement of the Bonds in any printed media of general and regular paid circulation, radio, television or any other form of advertising; (ii) such purchaser has reviewed the terms referred to above under “Resale Restrictions”; (iii) where required by law, such purchaser is purchasing as principal and not as agent; (iv) such Purchaser is purchasing for investment only and not with a view to resale or distribution; and (v) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is not an individual and is entitled under applicable Canadian securities laws to purchase such Bonds without the benefit of a prospectus qualified under such securities laws, and (a) in the case of a purchaser located in Ontario, such purchaser is a person to which a dealer registered as an international dealer in Ontario may offer or sell Bonds, (b) in the case of a purchaser located in Québec, such purchaser is a “sophisticated purchaser” within the meaning of the Securities Act (Québec), and (c) in the case of a purchaser located in British Columbia or Alberta, such purchaser is an “accredited investor”, as defined in Multilateral Instrument 45-103.

     Canada—Language of Documents. Each Canadian investor, by submitting a tender, acknowledges that it is such investor’s express wish that all documents evidencing or relating in any way to the sale of the Bonds be drawn up in the English language only. Chaque investisseur canadien, en soumettant une offre, reconnaît que c’est à sa volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites par les présentes soient rédigés en anglais seulement.

     Canada—Exchange Rate. The rate for the Uruguayan peso against the Canadian dollar was approximately 19.4039 = C$1.00 on April 9, 2003.

     Canada—Taxation and Eligibility for Investment. Canadian investors who acquire Bonds should consult their own legal and tax advisers with respect to the tax consequences of an investment in such securities (and, if applicable, securities for which they may be exchanged) in their particular circumstances and with respect to the eligibility of the said securities for investment by the purchaser under relevant Canadian legislation.

     Canada—Statutory Rights of Action for Rescission or Damages (Ontario only). Pursuant to Ontario securities legislation, where an offering memorandum has been furnished to a prospective purchaser in connection with a distribution of securities in reliance upon the accredited investor exemption, the rights of action referred to in Section 130.1 of the Securities Act (Ontario) (the “OSA”) must be described in the offering memorandum. These rights and the applicable notice with respect thereto, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed by applicable Ontario securities legislation. Where used herein, “Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make any statement not misleading in light of the circumstances in which it was made. A “material fact”, where used in relation to securities issued or proposed to be issued, means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of such securities. These rights of action are described below.

     In the event that this prospectus (including any amendment or supplement thereto), which constitutes an offering memorandum under the OSA, contains a Misrepresentation, an Ontario purchaser who purchases Bonds offered by this prospectus during the period of distribution shall be deemed to have relied upon the Misrepresentation if it was a Misrepresentation at the time of purchase, and has a right of action for damages or alternatively for rescission against the issuer of such securities (the “Issuer”), provided that:

•	if the purchaser exercises its right of rescission, it shall not have a right of action for damages against the Issuer;

•	the Issuer will not be liable if it proves that the purchaser purchased the Bonds with knowledge of the Misrepresentation;

•	in an action for damages, the Issuer will not be liable for all or any portion of the damages that it proves do not represent the depreciation in value of the Bonds as a result of the Misrepresentation relied upon; and

•	in no case shall the amount recoverable exceed the price at which the Bonds were offered.

     Section 138 of the OSA provides that no action shall be commenced to enforce these rights more than, in the case of an action for rescission, 180 days after the date of the transaction that gave rise to the cause of action, or in the case of any action, other than an action for rescission, the earlier of 180 days after the purchaser first had knowledge of the facts giving rise to the cause of action or three years after the date of the transaction that gave rise to the cause of action.

     The rights of action described above are in addition to and without derogation from any right or remedy available at law to the purchaser and are intended to correspond to the relevant provisions of Ontario securities legislation and are subject to the defences contained therein. Such provisions may contain limitations and statutory defences on which the Issuer and other applicable parties may rely.

     Canada—Rights for Purchasers in Other Provinces. Notwithstanding the fact that the Securities Act (Québec), the Securities Act (Alberta) and the Securities Act (British Columbia) do not provide or require the Issuer to provide purchasers of the Bonds resident in Québec, Alberta or British Columbia, the Issuer hereby grants to such purchasers the equivalent contractual rights of action as are set forth above with respect to purchasers resident in Ontario.

     Canada—General. The foregoing summaries are subject to the express provisions of the applicable Securities Act of each jurisdiction, and the regulations, rules and policy statements thereunder and reference is made thereto for the complete text of such provisions.

France

     No offering circular (including this prospectus) subject to the approval (visa) of the Commision des Operations de Bourse has been prepared in connection with the Offer. The Bonds may not be offered or sold to the public in France and neither this prospectus nor any other Offer Materials or information contained herein or therein relating to the Bonds may be released, issued or distributed or caused to be released, issued or distributed to the to the public in France, or used in connection with any exchange offer in respect of Bonds to the public in France. The Offer shall be made in France only to Qualified Investors (Investisseurs Qualifiés) acting for their own account as defined in Article L. 411-2 of the French Code Monétaire et Financier and Décret No.98-880 dated October 1, 1998. The direct or indirect resale to the public in France of any Bonds acquired by such Qualified Investors may be made only as provided by Articles L. 412-1 and L. 621-8 of the French Code Monétaire et Financier and applicable regulations thereunder. Persons into whose possession this prospectus comes must inform themselves about and observe any such restrictions. The Offer does not constitute a solicitation by anyone not authorized to so act and this prospectus may not be used for or in connection with the Offer to solicit anyone to whom it is unlawful to make the Offer.

Germany

     No Sales Prospectus has been published according to the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz). Accordingly, the Offer is only made to persons who purchase and/or sell securities (as principal or agent) as part of their profession or business. Recipients of this Offer confirm that they purchase and/or sell securities (as principal or agent) as part of their profession or business and agree that they have not and will not pass on the Offer to persons in Germany except to persons who purchase and/or sell securities (as principal or agent) as part of their profession or business.

Hong Kong

     With respect to persons in Hong Kong, the Offer is only made to and is only capable of acceptance by persons who are professional investors as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong. The Republic has agreed that it has not issued and will not issue any invitation or advertisement relating to the Bonds in Hong Kong (unless permitted to do so by the securities laws of Hong Kong) other than to persons who are professional investors as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong.

Italy

     The public will not be solicited in connection with the Offer, and the dealer manager will not offer, sell or deliver any Bonds in Italy or distribute copies of this prospectus or any documents or Offer Materials relating to the Bonds in Italy, unless such activities (i) are carried out by or through intermediaries authorized to perform investment services in Italy, (ii) either do not qualify as solicitation of investment or qualify as a solicitation exempted from the requirement of a prospectus, and (iii) are carried out in compliance with applicable Commissione Nazionale per le Società e la Borsa and banking regulations, including any relevant limitations which the Bank of Italy may impose upon the offer of the Bonds in Italy. Pursuant to Section 129 of the Unified Banking Act, the offer of the Bonds to Italian investors is conditioned upon obtaining authorization from the Bank of Italy. Such authorization has been granted.

Japan

     The Bonds have not been and will not be registered under the Securities and Exchange Law of Japan and will not be offered in Japan by Uruguay. The Bonds of one type (or any beneficial interest therein) may not be transferred by any holder thereof in Japan to any other person unless such Bonds (or such beneficial interest) and all other Bonds of such type (or beneficial interests therein) acquired by such holder are transferred in one lot to a single person, or to a non-resident of Japan (as defined in the Foreign Exchange and Foreign Trade Law of Japan).

Mexico

     The Bonds have not been registered with the National Registry of Securities and maintained by the Mexican National Banking and Securities Commission and may not be offered or sold in Mexico. The Offer may not be publicly distributed in Mexico.

The Netherlands

     The Bonds may not be offered, sold, transferred or delivered in or from The Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to banks, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational institutions and other comparable entities, including, among others, treasuries and finance companies of large enterprises, which trade or invest in securities in the conduct of a profession or trade. Individuals or legal entities who or which do not trade or invest in securities in the conduct of their profession or trade may not participate in the Offer, and this Offer may not be considered an offer or the prospect of an offer to sell or exchange Bonds.

Portugal

     This Offer has not been registered with the Portuguese Stock Exchange Commission (“Commissão do Mercado dos Valores Mobiliários”) and therefore the Bonds may not be offered or sold publicly in Portugal. In addition, the Offer Materials may not be publicly distributed in Portugal.

Republic of Korea

     None of the Bonds may be offered, sold or delivered, directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in the Republic of Korea (“Korea”) or to any resident of Korea except pursuant to applicable laws and regulations of Korea.

     For a period of one year from the issue date of the Bonds, no holder of the Bonds who is in Korea or is a resident of Korea may transfer the Bonds in Korea or to any resident of Korea unless such transfer involves all of the Bonds held by it. In addition, no tender for the Old Bonds for cash may be made, directly or indirectly, in Korea or to any resident of Korea except pursuant to applicable laws and regulations of Korea.

Spain

     The Offer has not been registered with the National Securities Market Commission and, therefore, none of the Bonds may be publicly offered, sold or delivered, nor may any public offer in respect of the Bonds made, nor may any prospectus, prospectus supplement or any Offer Material be distributed, in the Kingdom of Spain by Uruguay or the dealer manager or any other person on their behalf, except in compliance with Spanish law and regulations.

Switzerland

     The Offer is made in Switzerland on the basis of a private placement, not as a public offering, and the Bonds will not be listed on the SWX Swiss Exchange. The Offer does not, therefore, constitute a prospectus in the sense of Art. 652 or Art. 1156 of the Swiss Federal Code of Obligations.

The United Kingdom

     The dealer manager has represented, warranted and agreed that:

1.	it has not offered or sold and, prior to the expiry of a period of six months from the Expiration Date, will not offer or sell any Bonds to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

2.	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial and Service and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of any Bonds in circumstances in which Section 21 (1) of the FSMA does not apply to the issuer; and

3.	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

FORWARD-LOOKING STATEMENTS

     The following documents relating to Uruguay’s securities offered by this prospectus may contain forward-looking statements:

•	this prospectus supplement;

•	any amendment or supplement hereto; and

•	any pricing supplement to this prospectus supplement.

     Forward-looking statements are statements that are not historical facts, including statements about Uruguay’s beliefs and expectations. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Uruguay undertakes no obligation to update any of them in light of new information or future events.

     Forward-looking statements involve inherent risks and uncertainties. Uruguay cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The information contained in this prospectus supplement identifies important factors that could cause such differences. Such factors include, but are not limited to:

•	adverse external factors, such as changes in international prices, high international interest rates and recession or low economic growth in Uruguay’s trading partners. Changes in international prices and high international interest rates could increase Uruguay’s current account deficit and budgetary expenditures. Recession or low economic growth in Uruguay’s trading partners could decrease exports (including manufactured goods) from Uruguay, reduce tourism to Uruguay, induce a contraction of the Uruguayan economy and, indirectly, reduce tax revenues and other public sector revenues and adversely affect the country’s fiscal accounts,

•	adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility and a further deterioration in the health of the domestic banking system. These factors could lead to lower economic growth or a decrease in Uruguay’s international reserves, and

•	other adverse factors, such as climatic or political events, a further deterioration in the economic position of neighboring countries and international hostilities.

VALIDITY OF THE BONDS

     The validity of the Bonds will be passed upon for Uruguay by Cleary, Gottlieb, Steen & Hamilton, New York, New York, United States counsel to Uruguay, and by Counsel to the Ministry of Economy and Finance of the Republic of Uruguay of Montevideo, Uruguay, and for the dealer manager by Shearman & Sterling of New York, New York, United States counsel to the dealer manager, and by Guyer & Regules of Montevideo, Uruguay, Uruguayan counsel to the managers.

     As to all matters of Uruguayan law, Cleary, Gottlieb, Steen & Hamilton may rely on the opinion of Counsel to the Ministry of Economy and Finance of the Republic of Uruguay, and Shearman & Sterling may rely on the opinion of Guyer & Regules. As to all matters of United States law, the Counsel to the Ministry of Economy and Finance of the Republic of Uruguay may rely on the opinion of Cleary, Gottlieb, Steen & Hamilton, and Guyer & Regules may rely on the opinion of Shearman & Sterling.

GENERAL INFORMATION

Recent Developments

     Except as described in this prospectus supplement, no material change in Uruguay’s financial position has occurred since April 9, 2003.

Due Authorization

     Uruguay (a) has authorized the creation and issue of the Bonds pursuant to Decree No. 130/03, dated April 10, 2003, as amended by Decree No. 163/003 dated April 30, 2003 of the Executive Power of the Republic of Uruguay, and (b) has authorized the Offer pursuant to resolutions of Banco Central of Uruguay.

Litigation

     Neither Uruguay nor any Uruguayan governmental agency is involved in any litigation or arbitration or administrative proceedings relating to claims or amounts that are material in the context of the Offer or issue of the Bonds and that would materially and adversely affect Uruguay’s ability to meet its obligations under the Bonds and the indenture with respect to the Bonds. No such litigation or arbitration or administrative proceedings are pending or, so far as Uruguay is aware, threatened.

Listing and Listing Agent; Luxembourg Exchange Agent

     Application has been made to list the Bonds on the Luxembourg Stock Exchange. The Luxembourg listing agent is Dexia Banque Internationale à Luxembourg, 69 Route d’Esch, L-2953 Luxembourg. Copies of Uruguay’s Registration Statement, including the prospectus, the indenture and the forms of the Bonds, may be inspected during normal business hours on any day except Saturday, Sunday and public holidays, at the offices of the Luxembourg listing agent as long as the Bonds are listed on the Luxembourg Stock Exchange.

     Uruguay has appointed Dexia Banque Internationale à Luxembourg as Luxembourg exchange agent in connection with the Offer. You may obtain copies of the Offer Materials and Uruguay’s Registration Statement first filed with SEC on March 11, 2003 from the Luxembourg exchange agent in Luxembourg at 69 Route d’Esch, L-2953 Luxembourg.

     Uruguay has not appointed a Luxembourg paying and transfer agent for the Bonds. If Uruguay were to issue Bonds in certificated form in the limited circumstances described in the prospectus, Uruguay will appoint such an agent in Luxembourg, where certificated Bonds could be presented for payment and/or transfer. In the event of such an appointment, a notice confirming the name of the Luxembourg paying and transfer agent will be published in English in the Luxemburger Wort. If publication in the Luxemburger Wort is not practicable, Uruguay will publish such notice in another daily newspaper with general circulation in Luxembourg. Pending the appointment of a Luxembourg paying or transfer agent, Dexia Banque Internationale à Luxembourg, the Luxembourg listing agent for the New Bonds, will act as intermediary in Luxembourg between you and Uruguay.

Where You Can Find More Information

     Uruguay has filed a Registration Statement with the SEC. You may request copies of this document, including all amendments thereto and its various exhibits, free of charge, by contacting the Office of the Representative of the Ministry of Economy and Finance of the Republic of Uruguay, 1025 Connecticut Ave, N.W. Suite 902, Washington, D.C. 20036, United States. In addition, you may review Uruguay’s Registration Statement, including all amendments thereto, on the Offer Website.

     Each additional amendment to the Registration Statement that Uruguay files with the SEC after the date of this prospectus supplement but before the end of the offering of the Bonds is considered part of and incorporated by reference in this prospectus supplement. You can request copies of these documents and the Offer, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C. at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information. You may obtain a copy of all those documents, free of charge, at the office of the listing agent and any paying and transfer agent in Luxembourg.

     You may inspect copies of the trust indenture and the applicable forms of the Bonds during normal business hours on any weekday (except public holidays) at the offices of the trustee.

Clearing

     The Bonds have been accepted for clearance through DTC, Euroclear or Clearstream, as applicable.

	ISIN	CUSIP	Common Code

7.875% Bonds due 2008 (USD)	US917288AL60	917288 AL 6	016713546
Floating Rate Notes due 2009 (USD)	US917288AM44	917288 AM 4	016713554
Floating Rate Notes due 2010 (USD)	US917288AN27	917288 AN 2	016713589
7.25% Bonds due 2011 (USD)	US917288AY81	917288 AY 8	016713791
8.375% Bonds due 2011 (USD)	US917288AP74	917288 AP 7	016713651
7.00% Notes due 2012 (EUR)	XS0167136786	–	016713678
7.00% Bonds due 2013 (USD)	US917288AS14	917288 AS 1	016713694
7.875% Bonds due 2014 (USD)	US917288AT96	917288 AT 9	016713716
7.25% Bonds due 2014 (USD)	US917288AU69	917288 AU 6	016713724
7.50% Bonds due 2015 (USD)	US917288AZ56	917288 AZ 5	016713805
8.75% Bonds due 2015 (USD)	US917288AV43	917288 AV 4	016713732
6.375% (UF) Notes due 2016 (CLP)	US917288AW26	917288 AW 2	016713767
7.625% Bonds due 2017 (USD)	US917288AX09	917288 AX 0	016713775
7.00% Notes due 2019 (EUR)	XS0167137834	–	016713783
7.875% PIK Bonds due 2033 (USD)	US917288BA96	917288 BA 9	016713813

THE ISSUER
República Oriental del Uruguay
c/o Banco Central del Uruguay
C. Correo 1467
11100 Montevideo
Uruguay

EXCHANGE AGENT	LUXEMBOURG EXCHANGE AGENT & LISTING AGENT	TRUSTEE, REGISTRAR, TRANSFER AGENT AND PRINCIPAL PAYMENT AGENT
Citibank, N.A. 5 Carmelite Street London EC4Y 0PA England	Dexia Banque Internationale à Luxembourg 69 route d’Esch L-2953 Luxembourg	The Bank of New York 101 Barclay Street, Floor 21W New York, New York 10286 United States

DEALER MANAGER
Citigroup
390 Greenwich Street
New York, New York 10013
United States

LEGAL ADVISORS
To Uruguay as to U.S. law:		To Uruguay as to Uruguayan law:
Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, New York 10006 United States		Dra. Maria Rosa Longone Counsel to the Ministry of Economy and Finance of the Republic of Uruguay Colonia 1089 1110 Montevideo, Uruguay

To the dealer manager as to U.S. law:	To the dealer manager as to Uruguayan law:
Shearman & Sterling 599 Lexington Avenue New York, New York 10022 United States	Guyer & Regules Plaza Independencia 811 11100 Montevideo Uruguay

República Oriental del Uruguay

The exchange agent for the Offer is:

Citibank, N.A.
 5 Carmelite Street
London
EC4Y 0PA
England

The dealer manager for the Offer is:

Citigroup
 390 Greenwich Street
New York, New York 10013
United States

May 29, 2003